Indosat Reports Key Highlights

For the Nine Months Ended September 30, 2012

Jakarta, Indonesia, 22 October 2012: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to release the key highlights of its unaudited operational and financial results for the nine months ended September 30, 2012.

Key Highlights for the nine months ended September 30, 2012 compared to results for the nine months ended September 30, 2011:

	Year on Year Analysis
	9M 2012	9M 2011*	% change
Operating Revenue* (IDR bn)	16,509.0	15,349.1	7.6
Cellular* (IDR bn)	13,650.5	12,575.7	8.5
Non-Cellular (IDR bn)	2,858.5	2,773.4	3.1
EBITDA* (IDR bn)	7,647.0	7,245.8	5.5
EBITDA Margin* (%)	46.3	47.2	(0.9ppt)
Profit Attributable to Owners of the Company (IDR bn)*	1,628.4	1,047.3	55.5
Total Debt (IDR bn)	21,847.5	21,643.4	0.9
Total Cellular Subs (mn)	55.5	51.5	7.8

* After restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011) effective January 1, 2012.

Please be advised that these key highlights are issued to coincide with the release of Qatar Telecom Q.S.C. (“Qtel”) results for the period ended September 30, 2012, as our Ultimate Parent Company that consolidates Indosat’s results in consolidated financial statements. Subject to completion of limited review by external auditor on the Company’s financial statements which prepared in accordance with the Indonesian Financial Accounting Standards, Indosat expects to file and release its official results for the period ended September 30, 2012 on October 31, 2012 (“Indosat’s Full Release”). Accordingly, these key highlights may vary from what is contained in Indosat's Full Release.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

http://www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. At the end of 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends